[Table of Contents]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2003

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

Page No.

Report of Independent Auditors	2

Statement of Financial Condition with Fund Information as of December 31, 2003 and 2002	3-4

Statement of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2003, 2002 and 2001	5-7

Notes to Financial Statements	8-11

Signatures	12

Schedule I-Investments	13

Exhibit:
23.1 Consent of PricewaterhouseCoopers LLP dated March 26, 2004

Report of Independent Auditors

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the net assets available for benefits of the AVX Nonqualified Supplemental Retirement Plan (the "Plan") at December 31, 2002 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2001, 2002, and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Atlanta, Georgia
March 19, 2004

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
ASSETS:
Investments at fair value:
Other investments (cost $2,238,745)	$1,951,370	$4,463	$660	$383,766	$308,478	$188,857	$219,058	$189,541	$94,574	$375,547	$9,566	$42,296	$134,564
AVX Corporation Common Stock (cost $591,238)	691,076	691,076	---	---	---	---	---	---	---	---	---	---	---
Kyocera Corporation American Depositary Shares (cost $156,875)	152,693	---	152,693	---	---	---	---	---	---	---	---	---	---
Total investments	2,795,139	695,539	153,353	383,766	308,478	188,857	219,058	189,541	94,574	375,547	9,566	42,296	134,564

Receivable:
Employer contribution	30,167	2,958	4,028	2,535	---	6,888	1,228	3,631	3,831	734	---	670	3,664

Plan equity	$2,825,306	$698,497	$157,381	$386,301	$308,478	$195,745	$220,286	$193,172	$98,405	$376,281	$9,566	$42,966	$138,228

The accompanying notes are an integral part of the financial statements.
3

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund
ASSETS:
Investments at fair value:
Short-term temporary investments	$506	$8	$498	$---	$---	$---	$---	$---	$---	$---	$---
Other investments (cost $2,434,721)	1,687,384	---	---	280,011	380,240	223,969	165,592	183,884	78,878	339,266	35,544
AVX Corporation Common Stock (cost $624,256)	423,204	423,204	---	---	---	---	---	---	---	---	---
Kyocera Corporation American Depositary Shares (cost $152,099)	124,776	---	124,776	---	---	---	---	---	---	---	---
Total investments	2,235,870	423,212	125,274	280,011	380,240	223,969	165,592	183,884	78,878	339,266	35,544
Receivables:
Employer contribution	39,025	2,911	4,098	8,336	6,541	3,832	1,520	4,610	4,105	1,810	1,262
Employee contribution	381	381	---	---	---	---	---	---	---	---	---
Total receivables	39,406	3,292	4,098	8,336	6,541	3,832	1,520	4,610	4,105	1,810	1,262

LIABILITY:
Benefits payable	3,860	31	---	5	---	---	---	3,824	---	---	---
Plan equity	$2,271,416	$426,473	$129,372	$288,342	$386,781	$227,801	$167,112	$184,670	$82,983	$341,076	$36,806

The accompanying notes are an integral part of the financial statements.
4

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2003

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund
Net investment income (loss):
Dividends	$35,684	$6,602	$1,064	$619	$17,607	$---	$4,384	$2,920	$1,737	$---	$113	$180	$458
Interest	1,780	---	---	---	---	1,780	---	---	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	681,405	293,591	23,106	105,357	36,382	---	47,476	45,456	9,766	105,267	10,063	4,038	903
Total income (loss)	718,869	300,193	24,170	105,976	53,989	1,780	51,860	48,376	11,503	105,267	10,176	4,218	1,361

Contributions:
Employer	48,552	21,342	4,028	2,535	---	6,889	1,228	3,631	3,831	734	---	670	3,664
Employee	13,172	13,172	---	---	---	---	---	---	---	---	---	---	---
Total contributions	61,724	34,514	4,028	2,535	---	6,889	1,228	3,631	3,831	734	---	670	3,664

Deductions:
Benefit payments	(226,703)	(63,567)	(29)	(10,034)	---	(40,386)	---	(42,681)	---	(70,006)	---	---	---

Income (loss) and change in plan equity	553,890	271,140	28,169	98,477	53,989	(31,717)	53,088	9,326	15,334	35,995	10,176	4,888	5,025

Transfer of funds from employee investment elections, net	---	884	(160)	(518)	(132,292)	(339)	86	(824)	88	(790)	(37,416)	38,078	133,203

Plan equity at beginning of year	2,271,416	426,473	129,372	288,342	386,781	227,801	167,112	184,670	82,983	341,076	36,806	---	---

Plan equity at end of year	$2,825,306	$698,497	$157,381	$386,301	$308,478	$195,745	$220,286	$193,172	$98,405	$376,281	$9,566	$42,966	$138,228

The accompanying notes are an integral part of the financial statements.
5

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2002

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund
Net investment income (loss):
Dividends	$39,364	$6,483	$769	$4,731	$18,288	$---	$3,448	$3,387	$2,005	$95	$158
Interest	3,090	---	---	---	---	3,090	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(964,601)	(584,773)	(21,759)	(126,210)	5,547	---	(19,091)	(63,607)	(7,638)	(128,407)	(18,663)
Total income (loss)	(922,147)	(578,290)	(20,990)	(121,479)	23,835	3,090	(15,643)	(60,220)	(5,633)	(128,312)	(18,505)

Contributions:
Employer	189,727	18,307	12,259	64,869	25,256	11,362	5,225	17,624	14,749	15,176	4,900
Employee	6,853	6,853	---	---	---	---	---	---	---	---	---
Total contributions	196,580	25,160	12,259	64,869	25,256	11,362	5,225	17,624	14,749	15,176	4,900

Deductions:
Benefit payments	(129,473)	(44,530)	(38)	(5,240)	---	(40,409)	(3,009)	(33,599)	---	(1,415)	(1,233)

Income (loss) and change in plan equity	(855,040)	(597,660)	(8,769)	(61,850)	49,091	(25,957)	(13,427)	(76,195)	9,116	(114,551)	(14,838)

Transfer of funds from employee investment elections, net	---	---	---	---	---	---	---	---	---	---	---

Plan equity at beginning of year	3,126,456	1,024,133	138,141	350,192	337,690	253,758	180,539	260,865	73,867	455,627	51,644

Plan equity at end of year	$2,271,416	$426,473	$129,372	$288,342	$386,781	$227,801	$167,112	$184,670	$82,983	$341,076	$36,806

The accompanying notes are an integral part of the financial statements.
6

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2001

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Equity Value Portfolio	T Rowe Price Spec-trum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Bal-anced Fund	Janus Fund	MFS Emerg-ing Growth Fund
Net investment income (loss):
Dividends	$37,244	$5,920	$766	$2,531	$18,088	$---	$4,951	$3,038	$1,779	$---	$171
Interest	12,283	---	---	---	---	12,283	---	---	---	---	---
Net appreciation (depreciation) in fair value of investments	(58,997)	287,908	(72,116)	(39,619)	(4,729)	---	(19,213)	(36,482)	(5,337)	(153,668)	(15,741)
Total income (loss)	(9,470)	293,828	(71,350)	(37,088)	13,359	12,283	(14,262)	(33,444)	(3,558)	(153,668)	(15,570)

Contributions:
Employer	287,606	106,012	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257
Employee	47,145	47,145	---	---	---	---	---	---	---	---	---
Total contributions	334,751	153,157	14,942	24,301	30,507	18,224	17,620	17,493	8,147	43,103	7,257

Deductions:
Benefit payments	(189,261)	(67,811)	(45)	(16,564)	---	(44,765)	(3,365)	(52,609)	---	(2,101)	(2,001)

Income (loss) and change in plan equity	136,020	379,174	(56,453)	(29,351)	43,866	(14,258)	(7)	(68,560)	4,589	(112,666)	(10,314)

Transfer of funds from employee investment elections, net	---	(229)	(36)	775	(80)	(32,283)	(45)	31,996	(14)	(124)	40

Plan equity at beginning of year	2,990,436	645,188	194,630	378,768	293,904	300,299	180,591	297,429	69,292	568,417	61,918

Plan equity at end of year	$3,126,456	$1,024,133	$138,141	$350,192	$337,690	$253,758	$180,539	$260,865	$73,867	$455,627	$51,644

The accompanying notes are an integral part of the financial statements.
7

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

  Description of Plan

  The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits.

  The Plan's investments are held by a trust fund administered by HSBC Bank USA (the "Trustee").

  Eligibility

  Any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $200,000 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Plan.

  Benefits

  Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years. Each participant shall be fully vested and have a nonforfeitable interest in his account.

  Deferred Compensation Amounts

  The Plan allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $200,000 and $600,000). Beginning January 1, 2001, eligible compensation for employee contributions is determined based on total compensation less any amount deferred under the AVX Corporation SERP Plan. A matching contribution of 100% is made by AVX Corporation. Compensation deferred by a participant and the matching contribution made by the Company shall be invested in the AVX Stock Fund.

  Non-discretionary Contribution Feature

  The Company will make an annual contribution equal to 5% of eligible compensation (currently between $200,000 and $600,000).

  Discretionary Contribution Feature

  The Company will make an annual contribution between 1% - 5% of eligible compensation (currently between $200,000 and $600,000). The contribution amount is subject to approval by the Company's Board of Directors.

  Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are presented on the accrual basis of accounting. Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate that would have been contributed based on a participant's eligible compensation under the non-discretionary contribution feature of the AVX Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company's fiscal year ended March 31 and are included in the Plan in the year paid.

  Investment Valuation and Income Recognition

  Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

  Administrative Expenses

  Administrative expenses of the Plan are paid by the Company.

  Investments

  As of December 31, 2003, the investment alternatives include the following:

  Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations. This fund had seven participants at December 31, 2002 and 2003.

  T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund. This fund had six participants at December 31, 2002 and four participants at December 31, 2003. This fund is no longer an investment alternative for future contributions.

  Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks. This fund had thirteen participants at December 31, 2002 and twelve participants at December 31, 2003.

  Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general. This fund had four participants at December 31, 2002 and three participants at December 31, 2003.

  Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States. This fund had eight participants at December 31, 2002 and nine participants at December 31, 2003.

  AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives participants the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general. This fund had sixteen participants at December 31, 2002 and 2003.

  Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential. This fund had six participants at December 31, 2002 and 2003.

  Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had nine participants at December 31, 2002 and eight participants at December 31, 2003.

  Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 Index by investing in each of the Index's 500 stocks according to each stock's weighting in the Index. This fund had ten participants at December 31, 2002 and nine participants at December 31, 2003.

  MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies. This fund had six participants at December 31, 2002 and five participants at December 31, 2003. This fund is no longer an investment alternative for future contributions.

  Lord Abbett Mid-Cap Value Fund: The Lord Abbett Mid-Cap Value Fund seeks capital appreciation. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion. This fund option was added to the Plan during 2003 and had two participants at December 31, 2003.

  PIMCO Total Return Fund: The PIMCO Total Return Fund seeks maximum total return by investing primarily in fixed income securities of varying maturities. This fund option was added to the Plan during 2003 and had three participants at December 31, 2003.

  The Plan's realized gains (losses) for the years ended December 31 were as follows:

	2001	2002	2003
Proceeds	$ 398,177	$ 298,077	$ 735,624
Aggregate cost	384,360	318,267	838,190
Realized gains (losses)	$ 13,817	$ (20,190)	$ (102,566)

  The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	2001	2002	2003
AVX Corporation Common Stock	$384,775	$(201,052)	$ 99,838
Kyocera ADS	(5,573)	(27,323)	(4,182)
Other investments	(410,503)	(747,337)	(287,375)
Total Unrealized Depreciation	$(31,301)	$(975,712)	$(191,719)

  Net appreciation (depreciation) in fair value of investments on the Statement of Income and Changes in Plan Equity with Fund Information represents realized gains (losses) and the cumulative change in unrealized appreciation (depreciation) for the respective years.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition with fund information. The market value of the Plan assets are included as an asset and a liability on the Company's balance sheet because the Plan's assets are available to AVX's general creditors in the event of the Company's insolvency.

  Plan Termination

  Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a Participant, adversely affect such Participant's rights with respect to amounts then accrued in his/her account.

  Federal Income Taxes

  The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.
  Transactions with Parties-In-Interest

Amounts of Kyocera ADS, the Company's majority shareholder, held by the Plan at December 31, 2002 and 2003 were as follows:

	December 31, 2002	December 31, 2003
Shares	2,182	2,279
Market value per share	$57.15	$67.00
Market value	$124,776	$152,693

Amounts of AVX Corporation stock held by the Plan at December 31, 2002 and 2003 were as follows:

	December 31, 2002	December 31, 2003
Shares	43,199	41,581
Market value per share	$9.80	$16.62
Market value	$423,204	$691,076

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

(Name of Plan)

BY:	/S/ KURT P. CUMMINGS
Kurt P. Cummings
Member of Administrative Committee

Date: March 31, 2004

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2003

Description	Number of shares/units	Market Value	Percentage of Net Assets

Short-term Temporary Investments	5,123	$ 5,123	0.2%
T Rowe Price Spectrum Income Fund	26,211	308,478	11.0%
Vanguard Treasury Money Market Fund	188,857	188,857	6.8%
Janus Balanced Fund	4,743	94,574	3.4%
Janus Fund	16,001	375,547	13.4%
MFS Emerging Growth Fund	338	9,566	0.4%
Seligman Value FD Ser Inc. Large-Cap Value FD CL A	38,110	383,766	13.7%
Templeton Foreign Equity Fund	20,588	219,058	7.8%
Vanguard 500 Index Fund	1,846	189,541	6.8%
Lord Abbett Mid-Cap Value Fund	2,246	42,296	1.5%
PIMCO Total Return Fund	12,564	134,564	4.8%
AVX Corporation Common Stock	41,581	691,076	24.7%
Kyocera ADS	2,279	152,693	5.5%
Total Investments		$ 2,795,139